Exhibit 99

Merant Plc. Rule 2.10 Announcement - Relevant Securities in
Issue--Update--

    ST. ALBANS, United Kingdom & HILLSBORO, Oregon--(BUSINESS
WIRE)--March 9, 2004--In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Merant plc (LSE: MRN) (NASDAQ: MRNT) confirms that, following the exercise of a number of share options, its current issued share capital comprises 105,538,637 ordinary shares of 2p each.
    The International Securities Identification Number for the Company ordinary shares is GB0002483831.

    CONTACT: Merant (U.S. Headquarters)
             Gerald Perkel, 503-617-2735
             Gerry.Perkel@merant.com
             or:
             Scott Hildebrandt, 503-617-2401
             Scott.Hildebrandt@merant.com
             or:
             Taylor Rafferty (London office)
             Paul Scott, +44 (0) 20 7936 0400
             or:
             Taylor Rafferty (New York Office)
             Brian Rafferty, 212-889 4350